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WASH., D.C.

SECURI 15048751)N

Washington, D.C. ...

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

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SEC FILE NUMBER
8- 37303

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAMDEN FINANCIAL SERVICES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2361 Campus Drive, Suite 280
(No. and Street)

Irvine (City) California (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anton & Chia, LLP
(Name – *if individual, state last, first, middle name*)

3501 Jamboree Road, Suite 350, Newport Beach, CA 92660
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TP 3/12

3/18/15

OATH OR AFFIRMATION

I, Jon Walter Mcclintock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Camden Financial Services, as of February 26, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JIAYI CUI
Commission # 2092421
Notary Public - California
Orange County
My Comm. Expires Dec 5, 2018

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANTON & CHIA

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Camden Financial Services

We have audited the accompanying financial statements of Camden Financial Services (the "Company") (a California corporation), which comprise of the statement of financial condition as of December 31, 2014, and the related statements of income, statement of changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Anton & Chia, LLP

Newport Beach, CA

February 25, 2015

CAMDEN FINANCIAL SERVICES
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Current assets		
Cash and cash equivalents:		
Cash in bank		$3,732
Receivables – commissions and concessions – allowable		$2,566
Prepaid expenses		$4,851
Total Assets		$11,149

LIABILITIES AND STOCKHOLDERS EQUITY

Liabilities		
Current liabilities		
Commissions and other payable		$186
Total liabilities		$186
Stockholder's Equity		
Common stock, without par value, Authorized 1,000,000 shares; issued and outstanding 10,000 shares	$10,000	
Paid in Capital	$21,430	
Accumulated deficit	($20,468)	
Total stockholder's equity		$10,963
Total liabilities and stockholder's equity		$11,149

The accompanying notes are an integral part of these financial statements

CAMDEN FINANCIAL SERVICES
STATEMENT OF INCOME LOSS

YEAR ENDED DECEMBER 31, 2014

Revenues:		
Commissions and concessions		$318,067
Other income		$4,627
Total revenues		$322,694
Expenses:		
Commissions	$269,062	
Registration fees	$4,273	
Consulting fees	$41,000	
Audit fees	$4,000	
Other expenses	$15,819	
Total expenses		$334,154
Loss before income taxes		($11,460)
Income taxes		$800
Net loss		($12,260)

The accompanying notes are an integral part of these financial statements
CAMDEN FINANCIAL SERVICES

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional paid in Capital	accumulated deficit	Total
Balance, beginning of year	$10,000	$21,430	($8,207)	$23,223
Net loss for the year ended December 31, 2014	$0	$0	($12,260)	($12,260)
Balance end of year	$10,000	$21,430	($20,467)	$10,963

The accompanying notes are an integral part of these financial statements

CAMDEN FINANCIAL SERVICES
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:		
Net loss		($12,260)
Adjustments to reconcile net loss to net cash used for operating activities:		
Decrease in receivables	$177	
Decrease in commission payables	($2,057)	
Increase in prepaid expenses	($4,851)	
Total adjustments		($6,731)
Net cash flows used for operating activities		($18,991)
Cash flows from financing activities		$0
Cash flows from investing activities		$0
Net decrease in cash		($18,991)
Cash at beginning of year		$22,723
Cash at end of year		$3,732

The accompanying notes are an integral part of these financial statements

CAMDEN FINANCIAL SERVICES
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

(1) Summary of Significant Accounting Policies

Nature of Business

The company is a registered broker dealer incorporated under the laws of the State of California maintaining its principal office in Irvine, California. The Company is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1. The Company acts as an introducing broker/dealer and clears transactions with and for customers on a fully disclosed basis through a clearing broker/dealer. The Company's primary business consists of sales of securities, limited partnership interests and mutual funds, and has executed a sub-clearing agreement with Finance 500, Inc. for purposes of clearing transactions with and for customers on a fully disclosed basis. The Company requires no collateral for its receivables and, thus, is subject to the risks inherent in the economy.

Method of Accounting

The company maintains its books and records on the accrual basis of accounting and uses the trade date basis for recording all securities transactions.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents.

Uses of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition

Revenue associated with the Company's securities' transactions is recognized on a settle date basis. Securities owned and contracts to purchase securities in the future are recorded at market value and, accordingly, any changes in market value are recognized in the statement of income. Market value is determined based on active exchanges (established exchanges and "over-the-counter" exchanges) in the United States.

(2) Income Taxes

Income tax expense consists of the following:

	Current	Deferred	Total
Federal	$0	$0	$0
California	$800	$0	$800
Total	$800	$0	$800

The company accounts for income taxes in accordance with FASB ASC 740 Income Taxes, which requires the recognition of deferred income taxes using an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred taxes are not material for the year ending December 31, 2014.

The company's filed Federal and California Income tax returns are subject to examination by the taxing authorities for up to three of four years, respectively, after filing.

(3) Net Capital

The Company is subject to a $5,000 minimum net capital requirement under SEC Rule 15c3-1 which requires a ration of indebtedness to net capital not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however as of December 31, 2014, the net capital ratio was .03 to 1 and the net capital was $6,112 which exceeded the required minimum by $1,112.

(4) Leases

The Company currently occupies office facilities under a one year lease agreement which expires May 2015. The remaining minimum future lease payments under this lease are as follows:

Year End December 31	Amount
2015	$1,808

Rent Expense for 2014 was $4,339.

(5) Subsequent Events

Management has evaluated subsequent events and transactions occurring after year end through the date the financial statements were available for issuance which was February 25, 2015. No transactions or events were found that were material enough to require recognition in the financial statements.

CAMDEN FINANCIAL SERVICES

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

DECEMBER 31, 2014

Total equity from statement of financial condition	$10,963
Less: non-allowable assets	$4,851
Net Capital	$6,112

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness	$150
Minimum dollar net capital	$5,000
Net capital requirement (greater of above)	$5,000
Excess net capital	$1,111

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (aggregate indebtedness)	$186
Ratio of aggregate indebtedness to net capital	.03 to 1
Percentage of debt to debt-equity total Computed in accordance with Rule 15c3-1(d)	N/A

The computation of net capital as reported in the unaudited Part IIA filing agrees with the audited net capital as reported above.

CAMDEN FINANCIAL SERVICES
COMPUTATION FOR DETERMINATION OR RESERVE REQUIREMENTS
PURSUANT TO RULE 15C3-3

DECEMBER 31, 2014

Not applicable – The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

CAMDEN FINANCIAL SERVICES
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3

DECEMBER 31, 2014

Not applicable – The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC rule 15c3-3 and does not hold customer funds or securities.

NTON & CHIA

CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c-3-3

The Members
Camden Financial Services
Irvine, CA

In planning and performing out audit of the financial statements of Camden Financial Services (the "Company") as of and for the year ended December 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing out auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences by Rule 17a-13,
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 7a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is reasonable possibility that material misstatement of the Company's financial statements will not be prevented or detected and corrected on timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31 2014 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

ANTON & CHIA, LLP

Gregory Anton Wahl, CPA
Firm Founder and Managing Partner